MARKY CORP.

San Sebastian 309, Martinica León,

Guanajuato, Mexico

August 11, 2023

The United States Securities

and Exchange Commission

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: MARKY CORP.

Acceleration Request for Registration Statement on Form S-1 (No.  333-271350)

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced registration statement be accelerated to Tuesday, August 15, 2023, at 12:00 p.m., EST, or as soon thereafter as is practicable.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MARKY CORP.

By: /s/ Kos Ramirez Maximiliano

Kos Ramirez Maximiliano, Chief Financial Officer/Chief Accounting Officer/Director

(Principle Financial Officer)